SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Explanatory Statement to Shareholders relating to Share Repurchase, dated April 8, 2011	A-1

1.2	Notice of Annual General Meeting, dated April 8, 2011	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 8, 2011	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance) (Stock Code: 941)

Executive Directors:	Registered Office:
Wang Jianzhou (Chairman)	60th Floor
Li Yue (Chief Executive Officer)	The Center
Lu Xiangdong	99 Queen’s Road Central
Xue Taohai	Hong Kong
Huang Wenlin
Sha Yuejia
Liu Aili
Xin Fanfei
Xu Long

Independent Non-executive Directors:
Lo Ka Shui
Frank Wong Kwong Shing
Moses Cheng Mo Chi

8 April 2011

To the shareholders

Dear Sir or Madam,

This is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in connection with the proposed Ordinary Resolution set out in item 5 of the Notice of Annual General Meeting (the “AGM Notice”) dated 8 April 2011 for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes the Memorandum required under section 49BA of the Companies Ordinance. Reference in this document to “Shares” means share(s) of all classes in the capital of China Mobile Limited (the “Company”).

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution set out as item 5 of the AGM Notice (the “Repurchase Mandate”) is passed would be beneficial to the Company and its shareholders as a whole.

It is proposed that up to 10 per cent. of the issued and outstanding Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 21 March 2011, the latest practicable date for determining such figures, 20,066,174,246 Shares were issued and outstanding. On the basis of such figures, the Directors would be authorised to repurchase up to 2,006,617,424 Shares during the period up to the date of the next annual general meeting in 2012, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2010 dated 16 March 2011) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have any undertaken not to do so, if the Repurchase Mandate is exercised.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares by the Company, shareholder’s proportionate interest in the voting rights of the Company increases, such increases will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any repurchase.

As at 21 March 2011 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Mobile Hong Kong (BVI) Limited (“CMBVI”), was recorded in the registers required to be kept by the Company under section 336 of the Securities and Futures Ordinance as having an interest in 14,890,116,842 Shares, representing approximately 74.21 per cent. of the issued and outstanding share capital of the Company as at that date. In the event that the Repurchase Mandate is exercised in full and assuming that there is no change in the number of Shares held by CMBVI, the shareholding of CMBVI in the Company will be increased to approximately 82.45 per cent. of the reduced issued share capital of the Company immediately after the exercise in full of the Repurchase Mandate. The Directors are not aware of any consequences in relation to CMBVI which would arise under the Takeovers Code as a result of such share repurchase by the Company. In addition, in exercising the Repurchase Mandate (whether in full or otherwise), the Directors will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the latest practicable date prior to the printing of this document were:

Highest	Traded Market Price Lowest
HK$		HK$

2010
March	77.85	72.50
April	81.20	75.05
May	77.25	71.30
June	80.05	72.70
July	79.90	76.50
August	84.80	78.70
September	82.25	76.20
October	83.80	77.90
November	83.00	77.15
December	79.50	75.85

2011
January	79.65	76.15
February	78.05	71.55
March (up to and including 21 March 2011)	75.85	68.50

EXTENSION OF SHARE ISSUE MANDATE

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

Yours faithfully Wong Wai Lan, Grace Company Secretary

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance) (Stock Code: 941)

Form of proxy for the Annual General Meeting to be held on Thursday, 19 May 2011

I/We (Note 1)

of

being the registered holder(s) of                                      Shares (Note 2) of HK$0.10 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE ANNUAL GENERAL MEETING (Note 3) or

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 19 May 2011 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

	ORDINARY RESOLUTIONS	FOR	AGAINST

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2010.
2.	To declare a final dividend for the year ended 31 December 2010.
3.	(i) To re-elect Xue Taohai as a Director;	(i)	(i)
	(ii) To re-elect Huang Wenlin as a Director;	(ii)	(ii)
	(iii) To re-elect Xu Long as a Director; and	(iii)	(iii)
	(iv) To re-elect Lo Ka Shui as a Director.	(iv)	(iv)
4.	To re-appoint Messrs. KPMG as auditors and to authorise the Directors to fix their remuneration.
5.	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.
6.	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.

Dated this day of 2011	Signed (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3.	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies (for member holding two or more shares) to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.	In the case of joint holders of any shares, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7.	To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).
8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile Limited will be held on Thursday, 19 May 2011 at 10:00 a.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2010.

2.	To declare a final dividend for the year ended 31 December 2010.

3.	To re-elect Directors.

4.	To re-appoint Auditors and authorize the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution “Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(1)	the conclusion of the next annual general meeting of the Company; or

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting.”

6.	“THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

(a)	20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

(b)	(if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

Such mandate shall expire at the earlier of:

(1)	the conclusion of the next annual general meeting of the Company; or

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)	the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting.”

7.	“THAT the Directors be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution.”

By Order of the Board

Wong Wai Lan, Grace

Company Secretary

8 April 2011

Notes:

1.	Any member entitled to attend and vote at the above Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the above Meeting may appoint. On a poll, every member present at the meeting shall be entitled to one vote for every fully paid-up share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

4.	The Board of Directors has recommended a final dividend of HK$1.597 per share for the year ended 31 December 2010 and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 3 June 2011 to those shareholders whose names appear on the Company’s register of members on 19 May 2011. Shareholders should read the announcement issued by the Company on 16 March 2011 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed final dividend.

5.	The register of members of the Company will be closed from 17 May 2011 to 19 May 2011 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 16 May 2011.

6.	Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2010 Annual Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.